                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 6)

                      ACM Government Opportunity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000918 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael A. Conway
                               Aon Advisors, Inc.
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                 (312) 381-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 2, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AON CORPORATION
         36-3051915
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              3,918,136
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         3,918,136
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,918,136
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AON ADVISORS, INC.
         54-1392321
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              3,918,136
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         3,918,136
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,918,136
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IA, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMBINED INSURANCE COMPANY OF AMERICA
         36-2136262
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              3,918,136
         OWNED BY          ----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         3,918,136
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,918,136
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         30.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102

         This Amendment No. 6 (this "Amendment") amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission on December 10, 1999 (the "Schedule 13D") by Aon Corporation, a Delaware corporation ("Aon"), Aon Advisors, Inc., a Virginia corporation ("Aon Advisors"), Combined Insurance Company of America, an Illinois corporation ("CICA"), and Virginia Surety Company, an Illinois corporation ("VSC"), as previously amended. Aon, Aon Advisors and CICA are sometimes referred to herein as the "Filing Persons". The
Schedule 13D as previously amended and this Amendment relate to the Common Stock (the "Common Stock") of ACM Government Opportunity Fund, Inc. (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

         Item 5 of the Schedule 13D as previously amended is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See rows 7 through 11 and row 13 on pages 2 through 4.

         The Issuer's Quarterly Report dated April 1, 2004 states that, as of January 31, 2004, there were 12,864,505 shares of Common Stock outstanding. The percentage ownership of Aon, Aon Advisors and CICA was derived using this number of shares of Common Stock outstanding.

         Pursuant to an Investment Advisory Agreement between Aon Advisors and CICA, Aon Advisors is invested in, on behalf of and as investment adviser to CICA, 3,918,136 shares of Common Stock. Because Aon is the parent holding company to CICA, Aon indirectly beneficially owns all shares of Common Stock held by CICA.

         By reason of the purchases of Common Stock made on behalf of CICA, as of the date of this Amendment, Aon, Aon Advisors and CICA share the power to vote or direct the vote and the power to dispose or direct the disposition of 3,918,136 shares of Common Stock, or 30.5% of the total outstanding shares of Common Stock as of January 31, 2004.

         During the sixty day period preceding the date of this Amendment, none of the Filing Persons effected any transactions in any shares of Common Stock other than the following sales by Aon Advisors on behalf of CICA:

       Date              Number of Shares             Price Per Share ($)
       ----              ----------------             -------------------
     02/05/04                3,200.00                       9.1205

     02/06/04                1,900.00                       9.1875

     02/09/04                1,900.00                       9.1949

     02/10/04                1,900.00                       9.1580

     02/11/04                1,900.00                       9.1970

     02/12/04                1,900.00                       9.0770

     02/13/04                1,900.00                       9.0496

       Date              Number of Shares             Price Per Share ($)
       ----              ----------------             -------------------
     02/17/04                3,800.00                       9.1325

     02/18/04                1,900.00                       9.2164

     02/19/04                1,900.00                       9.1822

     02/20/04                1,900.00                       9.0701

     02/23/04                1,900.00                       9.0254

     02/24/04                1,900.00                       9.1364

     02/25/04                1,900.00                       9.0233

     02/26/04                1,900.00                       8.9996

     03/01/04                1,900.00                       9.1496

     03/04/04                4,000.00                       9.0756

       Date              Number of Shares             Price Per Share ($)
       ----              ----------------             -------------------
     03/05/04                2,000.00                       9.1646

     03/08/04                2,000.00                       9.1976

     03/09/04                2,000.00                       9.2246

     03/10/04                2,000.00                       9.1506

     03/11/04                2,000.00                       9.1771

     03/12/04                2,000.00                       9.1821

     03/15/04                2,000.00                       9.1936

     03/16/04                2,000.00                       9.2171

     03/17/04                2,000.00                       9.2216

     03/18/04                2,000.00                       9.2396

       Date              Number of Shares             Price Per Share ($)
       ----              ----------------             -------------------
     03/19/04                2,000.00                       9.2536

     03/22/04                2,000.00                       9.1376

     03/23/04                2,000.00                       9.1121

     03/24/04                2,000.00                       9.1266

     03/25/04                2,000.00                       9.1691

     03/26/04                2,000.00                       9.0241

     03/29/04                2,000.00                       9.0506

     03/30/04                2,000.00                       9.0836

     03/31/04                2,000.00                       9.0171

     04/01/04                2,000.00                       9.0286

       Date              Number of Shares             Price Per Share ($)
       ----              ----------------             -------------------
     04/02/04                    2,000.00                   9.0346
                         ----------------
                                79,600.00
                         ================

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date: April 5, 2004

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President and Senior Investment Officer

AON ADVISORS, INC.
Date: April 5, 2004

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
President

COMBINED INSURANCE COMPANY OF AMERICA
Date: April 5, 2004

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President